09042602

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
OCT 14 2009
Washington, DC 110

SEC FILE NUMBER
8- 44204

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Bermuda Securities (BVI) Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Maxwell R. Roberts Building, # 1 Church Street
(No. and Street)

Hamilton (City) Bermuda (State) HM 11 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

4 Par-la-Ville Road, (Address) Hamilton (City) Bermuda (State) HM 08 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 10/30

OATH OR AFFIRMATION

I, Michael Raymond Schroter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Bermuda Securities (BVI) Ltd., as of June 30th, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secretary

Title

Notary Public

Signed at Hamilton, Bermuda
this 16th day of SEPTEMBER, 2009
Anthony D. Whaley
Notary Public, Islands of Bermuda

This report ** contains (check all applicable boxes):

☐ (a) Facing Page.
☐ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☐ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST BERMUDA SECURITIES (BVI) LTD.

Maxwell R. Roberts Building, 1 Church Street, Hamilton HM 11, Bermuda
PO Box HM 136, Hamilton HM AX, Bermuda
Tel: (441) 295-1330, Fax: (441) 292-9471, e-mail: fbs@fbs.bm

October 12, 2009

SEC Headquarters,
Securities and Exchange Commission,
Registrations Branch,
Mail Stop 8031,
100 F Street, NE
Washington, DC
USA 20549

Dear Sirs,

Re. Securities Exchange Act of 1934 – Rule 17a-5(e)(4)

Under the requirements of the above referenced Act, please find enclosed original of the following documents in relation to the fiscal year ended June 30, 2009 for your records:-

1. Independent Auditors Report on Applying Agreed-Upon Procedures (SIPC)
2. Annual Audited Report Form X-17A-5

Please contact the undersigned if you have any questions.

Yours sincerely,

Douglas C. Selley

Enc.

KPMG
Crown House
4 Par-la-Ville Road
Hamilton HM 08, Bermuda
Mailing Address:
P.O. Box HM 906
Hamilton HM DX, Bermuda

Telephone 441 295 5063
Fax 441 295 9132
Internet www.kpmg.bm

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors of
First Bermuda Securities (BVI) Ltd.
Maxwell R. Roberts Building
1 Church Street
Hamilton HM11

Dear Sirs/Madams:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to June 30, 2009, which were agreed to by First Bermuda Securities (BVI) Ltd (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you in evaluating the Company's compliance with Rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

Procedure: Compared the listed assessment payments with respective cash disbursement records entries.

Findings: No exceptions noted

Procedure: Compared the amounts reported on the audited Form X-17 A-5 for the year ended June 30, 2009, with the amounts reported in the Transitional Assessment Reconciliation (Form SIPC- 7T) for the year ended June 30, 2009.

Findings: No exceptions noted

Procedure: Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers.

Findings: No exceptions noted

Procedure: Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments.

Findings: No exceptions noted

KPMG

Procedure: Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Findings: Not applicable. No overpayment applied.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG

Chartered Accountants
Hamilton, Bermuda
October 1, 2009